Exhibit 16.1

July 22, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated July 22, 2016, of Madrigal Pharmaceuticals, Inc. (formerly known as “Synta Pharmaceuticals Corp.”) and are in agreement with the statements contained in the second, third and fourth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP